The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172
(918) 573-2000
January 10, 2006
VIA EDGAR AND FACSIMILE — (202) 772-9203
Ms. Abby Adams, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Williams Companies, Inc. — Registration Statement on Form S-4
(Registration No. 333-129779)
Ladies and Gentlemen:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, The Williams Companies, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective time of the Company’s Registration Statement on Form S-4 (Registration No. 333-129779) (the “Registration Statement”) be accelerated to 9:00 a.m., Eastern time, on January 11, 2006 or as soon thereafter as practicable.
     The Company hereby acknowledges that the disclosure in the Registration Statement is the responsibility of the Company. The Company represents to the Securities and Exchange Commission (the “Commission”) that should the Commission or the staff acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing, and the Company represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     The Company further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement.
Sincerely,
/s/ Brian K. Shore
Brian K. Shore
Secretary